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Pan American Silver Announces Succession Plan – Ross Beaty to Retire as Board Chair at the 2021 Annual General Meeting, Gillian Winckler is Chair Designate

Vancouver, B.C. - Feb. 03, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American Silver" or the “Company”) announces that Ross Beaty, Founder and Chair of the Board of Directors, has informed the Board that he will retire as Chair and Director at the Company’s Annual General Meeting on May 12, 2021. The Board intends to appoint Ms. Gillian Winckler as Chair of the Board, and to name Mr. Beaty as Chair Emeritus, both effective May 12, 2021.
Mr. Beaty founded Pan American Silver in 1994 and has served as Chair since then; he also was CEO of the Company from its inception until 2004. During the last 27 years, the Company has grown from a start-up to the world’s second largest primary silver producer with the world’s largest silver reserves and resources, while also becoming a significant gold producer.
In announcing his impending retirement, Mr. Beaty stated: “I am so proud and grateful to have worked with our wonderful and dedicated team in building this great company. I would also like to thank our shareholders, who have supported my vision of creating a world-class silver mining company. Pan American Silver has never been in a better financial and operating condition, with many prospects for growth. I have full confidence in the Company's leadership team and its employees to continue creating value for all stakeholders well into the future."
Added Mr. Beaty: "Managed succession is part of good governance, and I’m very pleased Gill has agreed to take on the role of Chair. She is a highly experienced mining professional with a strong background in environmental, social and governance matters.”
Ms. Winckler joined Pan American Silver’s Board of Directors in May 2016 and has served on, or chaired, most of its committees since then. She is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector. Ms. Winckler also serves on the Boards of West Fraser, a leading North American integrated wood products company, and FLSmidth, a global resource engineering company.
Ms. Winckler stated: “I am honoured to be nominated to replace Ross as the Chair of Pan American Silver. He and the team have built a company with an outstanding track record for excellence in mining, exploration, engineering and ESG, and I look forward to building on that legacy.”

About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American Silver has a 27-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.

For more information, please contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1